April 12, 2005

Mail Stop 0409

William W. McCarten
Chief Executive Officer
DiamondRock Hospitality Company
10400 Fernwood Road, Suite 300
Bethesda, Maryland  20817

Re:	DiamondRock Hospitality Company
      Amendment No. 1 to
      Registration Statement on Form S-11 Filed April 1, 2005
      Registration No. 333-123065

Dear Mr. McCarten:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We are currently reviewing the supplemental materials you provided in response to comment 3 and may have additional comments.

2. We note that you have more than 500 holders of record and, as of
December 31, 2004, assets in excess of $10 million. Please supplementally advise us whether you are required to file a Form 10 registration statement pursuant to Section 12(g) of the Exchange
Act.
Please include in your analysis a statement regarding your holders of record as of December 31, 2004.

3. We note your response to comment 3. Please provide a more detailed explanation of your determination that Smith Travel
Research
should not be named an expert in the prospectus.

Prospectus Summary, page 1

	Our Company, page 1

4. Please clarify your statement that you and Marriott "intend to develop and strengthen [your] investment sourcing relationship." Are you negotiating or do you intend to enter into a binding agreement with respect to your sourcing relationship? If not, does this statement mean that you intend to continue with the same non-binding arrangement but expect to increase the amount of sourcing opportunities? Since you relationship with Marriott is critical to your business, please avoid including descriptions of the relationship that may be vague to an investor.

Risk Factors, page 17

Our results of operations are highly dependent on the management of
our hotel properties by third-party hotel management companies, page
20

5. We note your response to comment 18 and your additional disclosure. Since four of your seven hotel management agreements are not currently terminable for performance and two of your hotel management agreements are never terminable for performance, and since
Marriott has the ability to avoid termination by making a cure payment, please consider removing the specific reference to performance as an exception.

Dividend Policy and Distributions, page 41

6. We note your statement that you intend to distribute at least
$2.3
million to eliminate any 2004 non-REIT earnings and profits regardless of your 2005 REIT taxable income. Please revise here and throughout, as appropriate, to disclose to whom such distribution will be made and when the upper limit will be determined.

7. Please disclose the estimated portion of your initial dividend that will be a tax free return of capital based on your 12-month estimated cash available for distribution.

Our Business, page 63

Our Competitive Strengths, page 63

8. We note your response to comment 43. We may have further comment after our review of your supplemental materials. We also note that the table is dependent on information provided by, and assessments made by, Marriott International. Please include a consent from Marriott International for this information.

Our Properties, page 70

9. We note your response to comment 49 and the additional disclosure.
However, the additional disclosure provided is generic, identical for each of your properties and applicable to practically every hotel in the midscale, upscale and upper-upscale market segments. Please include disclosure regarding your assessment of the general competitive conditions to which each of your properties is subject.

Our Principal Agreements, page 83

	Our Ground Lease Agreements, page 90

10. We note your disclosure that the Courtyard Manhattan/ Fifth
Avenue ground lease includes percentage rent. Please revise the rent table to reflect the percentage rent provision.

Certain Relationships and Related Transactions, page 103

11. We note that in response to comment 59 you have disclosed
Marriott`s cost basis rather than the purchase price. Please revise or advise.

12. Please revise footnote 4 of the hotel management agreement payment table to reflect the information as of a current date. We note that the current disclosure includes information for periods prior to 2002.

Lock-up Agreements, page 116

13. Please disclose the "specified exceptions" to the lock-up agreements.

Description of Capital Stock and Certain Material Provisions of
Maryland Law, Our Charter and Bylaws, page 117

14. We note your response to comment 69. Since the opinion will be included as an exhibit to the registration statement, please confirm that you will update this disclosure prior to effectiveness.

Underwriting, page 145

15. We note your response to comment 71. However, it still may not be clear to an investor whether the total expense figure includes your reimbursement of the underwriter. If so, please move the parenthetical to after "total expenses payable by us."

Financial Statements
Unaudited Pro Forma Consolidated Statement of Operations, pages F-
7 -
F-10

Note F, page F-9

16. We read your response to comment 79 and revised Note F.
However,
the penultimate paragraph on page F-8 suggests that your pro forma corporate expense only includes costs for which you are currently obligated. Please revise or advise.

17. It is unclear from the penultimate paragraph on page F-8 and from
Note F whether the $2.5 million in restricted stock awards that are not to be issued in connection with the offering have been included in the pro forma corporate expense adjustment. Revise to clarify and if the expense associated with these restricted stock awards have not been included in the pro forma adjustment, explain to us the basis for their exclusion.

Part II. Information Not Required in Prospectus

	Item 33.  Recent Sales of Unregistered Securities

18. Please disclose whether the executive officers that received
150,000 shares in a private placement pursuant to Rule 506 were accredited investors.

Exhibits

	Legal Opinion

19. Please provide blacklined opinions reflecting revisions made in response to the following comments.

20. We note the reference to Maryland General Corporation Law. Please have counsel revise the opinion to reflect, or supplementally confirm, that it concurs with our understanding that the reference and limitation to Maryland General Corporation Law includes the statutory provisions and also applicable provisions of the Maryland
Constitution and reported judicial decisions interpreting these laws.
If counsel chooses to supplementally confirm, please file counsel`s supplemental confirmation as correspondence on the EDGAR system.

21. Please delete the second paragraph on page 2 regarding interpretation of the opinion.

22. The limitation on reliance in the penultimate paragraph of the opinion is not appropriate because stockholders must be able to rely on the opinion. Please provide a revised opinion that removes the limitation on reliance.

Tax Opinion

23. Please revise the opinion to reflect that the Operating
Partnership agreement reviewed is the agreement in effect on the date of the opinion.

24. Please have counsel revise its references to its reliance on your
"representations" so that such reliance is limited to "factual representations."

25. Please have counsel revise its opinion to include an opinion that the operating partnership will be treated as a "partnership" for federal income tax purposes.

26. Since investors do not have access to the REIT certificate, please have counsel revise the first opinion to refer to the prospectus instead of the REIT certificate.

27. Please delete the second full paragraph on page 3 regarding interpretation of the opinion.


*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Josh Forgione at (202) 824-5464 or Linda van Doorn, Senior Assistant Chief Accountant, at (202) 942-1964 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Attorney-
Advisor,
at (202) 824-5445, or me at (202) 942-1766 with any other
questions.



Sincerely,



Elaine Wolff
Branch Chief



cc:	Gilbert G. Menna (via facsimile)
	Goodwin Proctor LLP


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DiamondRock Hospitality Company
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